EXHIBIT 99.1


                           AERIAL COMMUNICATIONS, INC.
                                 (the "Company")

           DESCRIPTION OF COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS
                                  (the "Plan")

                                 APRIL 15, 1997

                                    * * * * *


                  The purpose of the Plan is to provide reasonable compensation to non-employee directors in connection with their services to the Company in order to induce qualified persons to become and serve as non-employee members of the Company's Board of Directors.

                  The Plan was  approved  pursuant to the  authority  granted in
Section 12 of Article III of the Company's By-Laws, which provides that this Board of Directors shall have the authority to establish reasonable compensation of directors and that directors may be reimbursed their expenses of attending meetings of the Board of Directors.

                  The Plan provides that each director of the Company who is not an employee of the Company, Telephone and Data Systems, Inc., United States Cellular Corporation, American Paging, Inc., or TDS Telecommunications Corporation or their subsidiaries or affiliates ("Affiliates") shall receive an annual director's fee of $20,000; and that each director of the Company who is not an employee of any Affiliate (hereinafter a "Non- employee Director") shall receive a fee of $1,000, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with travel, for attendance at each regularly scheduled or special meeting of the Board of Directors.

                  The Plan also provides that each Non-employee Director shall receive a fee of $500, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with travel, for attendance at each meeting of the Audit Committee, Stock Option Compensation Committee, or other committee established by resolution of the Board of Directors.

                  The Plan further provides that fifty percent (50%) of the annual fee shall be paid immediately prior to the Company's Annual Meeting of Shareholders by the delivery of Common Shares of the Company having a fair market value, as hereinafter defined, as of the date of payment equal to such percentage of the annual fee.

                  Under the Plan, for purposes of determining the number of Common Shares deliverable pursuant to the preceding paragraph, the fair market value of a Common Share of the Company shall be the average closing price of Common Shares of the Company as reported on the Nasdaq National Market for the twenty (20) trading days ending on the third trading day before the Annual Meeting of Shareholders.

                  The Board of Directors of the Company has reserved 20,000 Common Shares of the Company for issuance pursuant to the Plan.





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